KIRKLAND LAKE GOLD ANNOUNCES NEW HIGH-GRADE INTERSECTIONS AT FOSTERVILLE SWAN ZONE, DRILLING EXPANDS ROBBIN’S HILL, CYGNET AND HARRIER TARGETS

•	Infill drilling into the Swan Mineral Reserves intersects higher than expected grades with visible-gold; results highlight potential to add ounces to existing Mineral Reserves
➢ Key intercepts:

•	976 g/t Au over 7.4 m (ETW 7.0 m);

•	933 g/t Au over 6.4 m (ETW 5.8 m);

•	416 g/t Au over 6.8 m (ETW 5.6 m); and

•	222 g/t Au over 8.1 m (ETW 7.3 m)

•	Drill results at Robbin’s Hill confirm substantial scale of mineralized system; new intercepts identify potential Mineral Resource extensions and new mineralization surrounding the Curie Fault
➢ Key intercepts:

•	30.8 g/t Au over 3.6 m (ETW 2.9 m) Curie Fault;

•	10.6 g/t Au over 1.6 m (ETW 1.6 m) Curie Fault;

•	9.6 g/t Au over 4.6 m (ETW 3.7 m) Curie Fault;

•	7.7 g/t Au over 3.7 m (ETW 2.8 m) Curie Fault;

•	5.0 g/t Au over 17.8m (ETW 11.7m) Curie Fault;

•	68.1 g/t Au(1) over 4.4 m (ETW 3.2 m) Herschel Fault

•	Visible-gold intercepts in holes RHD413 (Curie) and RHD411A (Curie HW)

•	Drilling of the Cygnet target demonstrates growth potential outside existing Mineral Resources
➢ Key intercepts:

•	13.6 g/t Au over 6.6 m (ETW 5.9 m);

•	12.7g/t Au over 2.1 m (ETW 2.1 m); and

•	5.4 g/t Au over 9.7 m (ETW 8.0 m)

•	Drilling of the Harrier target intersects significant mineralization outside existing Mineral Reserves
➢ Key intercepts:

•	20.9 g/t Au over 5.9 m (ETW 5.5 m);

•	22.8 g/t Au(1) over 4.3 m (ETW 3.7 m); and

•	24.5 g/t Au over 3.8 m (ETW 3.8 m)

Abbreviations include: (1): visible-gold; g/t Au: grams per tonne gold; ETW: estimated true width

Toronto, Ontario - July 30, 2020 - Kirkland Lake Gold Ltd. (“Kirkland Lake Gold” or the “Company”) (TSX:KL) (NYSE:KL) (ASX:KLA) today announced new high-grade results from surface and underground drilling at the Fosterville Mine in Victoria, Australia. Recent infill drilling in the Swan Zone has returned intercepts with higher than anticipated grades and visible-gold near the intersection of the Swan Fault and the Swan Splay structure. Surface drilling has continued to target additional growth in the Robbin’s Hill gold system to assess the potential of further Mineral Reserve expansion. Underground growth drilling programs have also progressed in the Lower Phoenix gold system targeting the Cygnet Fault, and in the Harrier gold system targeting the Harrier Base Fault, where encouraging results have been returned. Drill results reported are from 44 holes (6,803 m) from the Swan infill drilling program and 111 holes (59,311 m) from step out, extension and infill drilling at Robbin’s Hill, Cygnet and Harrier (Figures 1 & 2).

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: “Drilling at Fosterville continues to demonstrate the significant size and scale of the mineralized structures, all of which contain quartz veining with visible-gold and all of which have the potential to host additional Swan or Swan-like zones. At the Swan Zone, results from new infill drilling include higher than expected grades, which is encouraging as we work towards our next Mineral Reserve and Mineral Resource update. In particular, the infill results confirm that the area where the Swan Fault and Swan Footwall Splay intersect contains more gold than currently modelled.

“At Robbin’s Hill, exploration activities are progressing well with recent surface drill results significantly expanding the size of the mineralized system and demonstrating the potential for continued Mineral Resource and Mineral Reserve growth along both the Curie and surrounding mineralized structures.

Encouragingly, drilling and recent modelling of newly-acquired 3D seismic data clearly establish the potential for other mineralized structures within the Robbin’s Hill area, where there are several historical open pits with plunge extents to be investigated. The new twin underground exploration ramp we are developing will be extremely important for the future exploration of these areas as well as Robbin’s Hill itself. The ramp is advancing well, having been driven over 1,330 m to the end of June.

“Drill results at Cygnet and Harrier also continue to return encouraging results. At the Cygnet structure, approximately 125 m footwall to Swan, new drilling returned multiple significant intercepts beyond the northern extent of the existing Mineral Resource. There are several high-grade intersections with visible-gold in the Cygnet system, which extends over a 750 m strike length and 300 m vertically. At Harrier, new drilling returned high-grade mineralization outside of the existing Mineral Reserves, and also demonstrated the continuity of the Harrier structure for an additional 400 metres down-plunge-plunge, with the system remaining open for further expansion. As with Lower Phoenix and Robbin’s Hill, the exploration potential at both Cygnet and Harrier is substantial and we are increasingly confident that significant new Mineral Reserves and Mineral Resources can be identified with further drilling.”

Exploration activities at Fosterville ceased in late March as part of the Company’s COVID-19 response, which included the suspension of all non-essential work. Prior to this time, work on the exploration program was advancing with four surface drills and nine underground drills at Fosterville on the mine lease and three surface drills on regional projects. With the suspension of exploration work, all surface drilling was discontinued and underground drilling was reduced to three drills, all being dedicated to supporting operations and sustaining capital drill requirements. Discussions and proactive planning with drilling contractors were undertaken in early April to manage COVID-19 risks with strict control measures being implemented to support a resumption of exploration drilling. By the middle of the month, two underground drills and two surface drills were deployed. The ramp up of operating drills has continued, with the current fleet standing at four surface drills at Robbin’s Hill and six underground drills active at the Fosterville mine. Regional exploration drilling remains suspended as part of the Company’s ongoing response to COVID-19.

Swan Infill Drilling Programs
Infill drilling into the Swan Mineral Reserves since the December 2019 Mineral Resource and Reserve update has returned results with higher than expected grades, demonstrating the potential to increase the mine’s Mineral Reserves in this zone with further model updates. Intercepts of significant high-grade, visible-gold mineralization of substantial width were returned in a zone where the Swan Footwall Splay intersects the Swan (Figure 3). Two infill holes into this zone returned gram-meter (gold grade x estimated true width) intercepts greater than 5000 gram-m, with a further three intercepts returning greater than 1000 gram-m, with the key intercepts listed below:

•	976 g/t Au over 7.4 m (ETW 7.0 m) in hole UDH3167, incl. 5,710 g/t Au over 1.3m (ETW 1.2 m);

•	933 g/t Au over 6.4 m (ETW 5.8 m) in hole UDH3405, incl. 6,202 g/t Au over 1.0 m (ETW 0.9 m);

•	416 g/t Au over 6.8 m (ETW 5.6 m) in hole UDH3392, incl. 3,510 g/t Au over 0.8 m (ETW 0.7 m);

•	222 g/t Au over 8.1 m (ETW 7.3 m) in hole UDH3169, incl. 1,684 g/t Au over 1.0 m (ETW 0.9 m); and

•	156 g/t Au over 9.2 m (ETW 8.6 m) in hole UDH3360, incl. 307 g/t Au over 1.7m (ETW 1.6 m)

These results demonstrate the continuity of extremely high-grade, visible-gold mineralization along the structural intersection of the Swan Fault and Swan Footwall Splay, which plunges gently towards the south. Recent mine development into this zone also confirms the continuity of this mineralization, with this new information expected to result in the addition of new ounces in this area as part of future Mineral Resource model updates. Mine production in the zone of current infill drilling and development is expected to extend through the 2020 - 2023 period.

Further infill drilling targeting this intersection area is scheduled for the second half of 2020, which will establish increased drill density and has the potential to support Mineral Reserve growth. In addition, recent drill platform development has been completed and will support continued infill drilling of the down-plunge Swan Inferred Mineral Resources. Drilling using the new platform infrastructure has commenced with three rigs currently in operation.

Robbin’s Hill Drilling Programs
The drill results reported were drilled from late Q4 2019 and through the first half of 2020 by up to six surface diamond drills operating in the Robbin’s Hill area. The primary target was gold mineralization along the west-dipping Curie Fault, one of the controlling structures for mineralization at Robbins’s Hill.

Programs have included infill drilling within the existing Mineral Resource, and extension and step out drilling along the Robbin’s Hill Curie Fault mineralization trend. Four surface drills are currently operating at Robbins Hill focused on Mineral Resource extension including identifying the potential high-grade shoot down-plunge. Drilling programs in the second half of the year will expand to cover targets generated from the interpretation of 3D seismic data integrated with other geophysical data sets (Figure 4).

Extension Drilling
Twenty-seven surface drill holes for a total of 23,173 m were drilled targeting the down-plunge extensions of existing Mineral Resources and Mineral Reserves on the Curie Fault. The objective of this surface program is to obtain sufficient drill coverage to assess Mineral Resource potential down-plunge southwards to the ~11500mN before the end of 2020. The results of this drilling to date support the potential extension of Curie Fault mineralization approximately 950 m down-plunge from current Mineral Reserves (Figure 5). Additional drilling is required to establish continuity over this 950 m area.
Key sulfide-gold bearing intercepts include:

•	30.8 g/t Au over 3.6 m (ETW 2.9 m) in hole RHD355;

•	9.6 g/t Au over 4.6 m (ETW 3.7 m) in hole RHD365;

•	7.7 g/t Au over 3.7 m (ETW 2.8 m) in hole RHD387B;

•	10.6 g/t Au over 1.6 m (ETW 1.6 m) in hole RHD374; and

•	4.9g/t Au over 17.8m (ETW 11.7m) in hole RHD400A

Results down-plunge of the current Mineral Reserves show southerly plunging zones of high-grade gold mineralization within the broader, lower grade mineralized Curie Fault system. The main zone of high‑grade mineralization that supported the Robbin’s Hill maiden Mineral Reserve is located where the west dipping Curie Fault structure transects and offsets a felsic dyke that has intruded along an anticlinal fold axis. Other zones of dilation and high-grade mineralization are emerging along the Curie Fault as it transects the folded sequence, as represented by a grouping of higher-grade results including RHD408 and RHD387B (Figure 5). These zones are typically represented by zones of extensional veining and disseminated sulfide gold mineralization, but often have stibnite-enriched quartz veins indicating a high potential for visible-gold mineralization.

Two recent diamond drill holes in RHD413 and RHD411A have intersected visible-gold mineralization at depth as part of this program, further reinforcing the growth potential in this area.

RHD413 intersects the Curie Fault approximately 950 m down-plunge from Mineral Reserves where the hole transects the eastern limb of an anticline. The structure hosts a 0.6 m wide brecciated to massive quartz vein containing 2-3mm slugs and specs of visible-gold which run parallel to a stylolite approximately 50 mm from the lower vein contact. The vein is surrounded by disseminated sulfide mineralization and tension veining, which is more prevalent in the sandstone dominated footwall, extending for approximately 2 m from the vein. This visible-gold occurrence is the deepest and southernmost observed occurrence on the Curie Fault to date (Figure 5).

Further to this, visible-gold mineralization has been intersected in other structures adjacent to the Curie Fault. RHD411A intercepted two westerly dipping quartz veins of 150-200 mm thickness approximately 60 m hangingwall of the Curie Fault (Figure 5). The two veins contain strong laminations and stylolitic textures, the lower of which contained a spec of visible-gold. Disseminated stockwork veining and sulfide mineralization, whilst relatively constrained on the hangingwall, extends at least 3 m into the footwall of the structure.

A significant part of the planned drill programs at Robbin’s Hill for the remainder of 2020 will aim to further define the continuity and extent of these high-grade mineralized shoots down-plunge, which are open for expansion at depth.

In addition to results returned from the continued expansion drilling targeting the Curie Fault at Robbin’s Hill, a significant intercept containing visible-gold on the adjacent Herschel Fault was returned. Hole RHD408 contained an approximate 100 mm wide quartz interval containing a quartz vein bearing visible‑gold and stylolitic textures surrounded by a halo of disseminated sulfide mineralization with an estimated true width of 3.2 m.

Key visible-gold bearing intercept:

•	68.1 g/t Au over 4.4 m (ETW 3.2 m) in hole RHD408, incl. 747 g/t Au over 0.35 m (ETW 0.3m)

The Herschel Fault occurs approximately 200 m hangingwall to the Curie Fault at the northing of intersection (Figure 6) Surface drilling targeting Curie has incidentally intersected the Herschel Fault through recent drill programs. Initial interpretations suggest that mineralization is orientated on the north-south trending west-dipping fault and requires further drilling to determine its strike, dip and down‑plunge lengths. There is potential connectivity with mineralization associated with the Robbin’s Hill pit towards the north, which also has occurrences of visible-gold mineralization, However, further drilling and interpretation work is required to confirm this. The intercept for RHD408 demonstrates the potential for high-grade visible‑gold mineralization along the structure, and vectoring in on its location and determining its extent will form part of future drill programs in the Robbin’s Hill area.

Step out drilling
Six step-out drill holes, totaling 7,343m demonstrate that mineralization on the Curie Fault persists over a 2 km distance to the south of the existing Robbins Hill Mineral Reserves (Figure 5). Intercepts from this drilling demonstrate the scale and growth potential of the Robbin’s Hill mineralized system which has the potential to similar in size and scale to the Phoenix system (approximately 3.5 km in strike length) at Fosterville. Drill holes RHD395, RHD376 and RHD379 targeted the Curie Fault beyond 1.5 km to the south of Mineral Resources, and each hole intersected significant quartz-dominant stockwork disseminated sulfide mineralization. The intercepts for RHD395 and RHD376 were characterized by increased sulfide mineralization at a fault in an oblique-oblique structural setting on the eastern limb of a parasitic anticlinal fold. Drill hole RHD379 intersected the Curie Fault, adjacent to an up-dip syncline axial plane, with east dipping mineralized structures also identified in the hanging-wall (Figure 5).
The most southern sulfide-gold bearing intercepts include:

•	2.9 g/t Au over 2.6 m (ETW 2.0 m) in hole RHD395;

•	2.5 g/t Au over 5.3 m (ETW 4.6 m) in hole RHD376; and

•	1.8 g/t Au over 7.9 m (ETW 7.6 m) in hole RHD379

The demonstrated extent and scale of the system highlights the opportunity through further drilling to realize substantial Mineral Resource growth.

High-Resolution 3D Seismic Survey
The Company completed a high-resolution 3D Seismic survey in the northern part of the Fosterville Mining License over the Robbin’s Hill mineralization trend. The survey was the first of its kind to be undertaken in Victoria for gold exploration and provides a high-resolution 3D dataset to a depth of over 1 km for detailed planning of future of underground development.
The survey area was approximately 6 km2 with data collected along 12.5 m spaced east‑west lines (Figure 4). Initial processing of the 3D seismic data was completed in April with fold resolution defined to 30 m and significant structural trends identified. Interpretation of this data is underway and combined with other geophysical datasets target generation work is progressing. The seismic data will contribute to the geological understanding and aid future exploration and development of the Robbin’s Hill area.

Robbin’s Hill Underground Decline Development
Underground development of the Robbin’s Hill ramp commenced in January this year and has progressed ahead of schedule, advancing a total of 1,336 m to the end of June. The recent arrival of a smart jumbo will provide increased development capacity and we will be targeting a total of 3,380 m of development at Robbin’s Hill in 2020. The development will be used as an underground drill platform for exploration diamond drilling activities as the ramp progresses.

Cygnet Drilling Programs
Recent drilling exploring the northern extensions of the Cygnet Mineral Resources have returned encouraging results with three returning intercepts greater than 30 gram-meters (Figure 7). The Cygnet Fault key intercepts include:

•	13.6 g/t Au over 6.6 m (ETW 5.9 m) in hole UDH3398;

•	10.8 g/t Au over 2.9 m (ETW 2.9 m) in hole UDH3207A; and

•	5.4 g/t Au over 9.7 m (ETW 8.0 m) in hole UDH3206

These results demonstrate the potential for further expansion of Cygnet Mineral Resources to the north and exploration drill programs during the second half of 2020 will initially target up to 250 m beyond existing Mineral Resources.
In addition, infill drill results into the Cygnet Mineral Resources continue to return encouraging results and both Cygnet and subsidiary structures Cygnet Hangingwall and Footwall Splays contain significant mineralization(Figure 7 & 8) including key intercepts:
Cygnet Infill

•	12.7 g/t Au over 2.1 m (ETW 2.1 m) in hole UDH3196;

•	11.0 g/t Au over 8.5 m (ETW 5.7 m) in hole UDH3492;

•	8.1 g/t Au over 4.9 (ETW 4.2 m) in hole UDH3485;

•	9.4 g/t Au over 3.1 m (ETW 2.0 m) in hole UDH3417A; and

•	6.1 g/t Au over 6.0 m (ETW 5.6m) in hole UDE279

Cygnet Splays

•	36.6 g/t Au over 2.2 m (ETW 1.9 m) in hole UDH3492, incl. 168 g/t Au over 0.4 m (ETW 0.3 m); and

•	4.2 g/t Au over 4.3 m (ETW 4.1 m) in hole UDH3206
Infill drill programs into Cygnet will continue throughout the second half of 2020, with the objective to increase resource confidence to enable mineral reserve evaluation in this zone at the end of the year.

Harrier Drilling Programs
Recent drilling exploring the down dip and southern extensions of the Harrier Base Fault have returned encouraging results, demonstrating continued growth opportunity in the Harrier system.
High-grade sulfide mineralization has been intersected on the Harrier Base Fault between the 4150 and 4250mRLs (Figure 9), displaying grades and widths with significant potential to support further Mineral Reserve expansion in this zone. The Harrier Base Fault key intercepts outside of December 2019 Mineral Reserves include:

•	20.9 g/t Au over 5.9 m (ETW 5.5 m) in hole UDH3045 incl. 295 g/t Au over 0.3 m (ETW 0.3 m);

•	22.8 g/t Au(1) over 4.3 m (ETW 3.7 m) in hole UDH3474A;

•	24.5 g/t Au over 3.8 m (ETW 3.8 m) in hole UDH3497;

•	12.0 g/t Au over 3.8 m (ETW 3.7 m) in hole UDH3498;

•	8.3 g/t Au over 9.4 m (ETW 9.3 m) in hole UDH3510; and

•	5.2 g/t Au over 6.9 m (ETW 6.8 m) in hole UDH3499
In addition, drilling targeting the Harrier Base Fault down-plunge demonstrates that continuity of mineralization extends a distance of approximately 400 m down-plunge of the lowest Mineral Reserves and is open for further exploration targeting. Mineralization grades and widths of significance occur along this plunge extent and include:

•	8.1 g/t Au over 4.5 m (ETW 3.9 m) in hole UDE239;
Further to this, drilling extended below the Harrier Base fault has outlined the stratigraphic and structural framework to assist with further target generation in the Harrier zone (Figure 10). Structures footwall to the Harrier Base have displayed evidence of sulfide mineralization (Wagtail) and present future targets at depth.

The Harrier gold system has now been defined over a down-plunge extent of approximately 3.4 km and remains open for expansion. Future drilling in the Harrier zone will test target strike and dip extensions of known mineralized structures such as the Harrier Base Fault as well as adjacent trends of known and interpreted mineralization.

Qualified Persons
Troy Fuller, MAIG, Director of Exploration, Australia, is a "qualified person" as such term is defined in National Instrument 43-101 and has reviewed and approved the technical information and data included in this News Release.

For further information regarding the Company’s 2019 Mineral Reserves and Mineral Resources estimates for the Fosterville Gold Mine, please refer to the Company’s News Release dated February 29, 2020 and the Technical Report entitled “Updated NI 43-101 Technical Report Fosterville Gold Mine In the State of Victoria, Australia” effective December 31, 2018.

Drilling and Underground Sampling Assay QAQC
Kirkland Lake Gold has in place quality-control systems to ensure best practice in drilling, sampling and analysis of drill core. All diamond drill hole collars (Table 2) are accurately surveyed using a Leica TS16 Total Station instrument and down-hole deviations are measured by either electronic gyro or single-shot instruments.

Sampling consisted of diamond drill core that was either full core (i.e. for Swan drill samples) or half core sampled. Half core samples were cut longitudinally in half with a diamond saw; one-half of the drill core was sent to an independent laboratory for analysis and the other drill core half retained for reference. Sample pulps are returned from the assay laboratory for reference and future geological or metallurgical studies. Drill core sample intervals vary between 0.3 and 1.2m in length and were determined from logging of sulfide and visible-gold to geological boundaries.

Samples containing visible-gold or considered likely to contain visible-gold were separated from sulfide gold samples and dispatched independently for assaying. At the laboratory “visible-gold” jobs were processed through a single pulverizer and material barren of gold (‘quartz wash’) was crushed before and after each sample to minimize the potential for gold to contaminate successive samples.

Assays are either based on 25-gram fire assay. Mean grades are calculated using a variable lower grade cut-off (generally 2 g/t Au) and maximum 2 m internal dilution. No upper gold grade cut is applied to the data. However, during future Mineral Resource studies the requirement for assay top cutting will be assessed.

The samples were assayed at On Site Laboratory Services, an independent laboratory in Bendigo, Victoria. The facility is registered under ISO 9001:2015 (CERT-40147) and operates in accordance with ISO/IEC17025 (accreditation no. 20456) under National Association of Testing Authorities, Australia (NATA).

About Kirkland Lake Gold Ltd.
Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that produced 974,615 ounces in 2019. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.
For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

Cautionary Note Regarding Forward-Looking Information
This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned exploration programs, costs and expenditures, changes in Mineral Resource estimates, potential growth in Mineral Resources, conversion of Mineral Resources to proven and probable Mineral Reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in mineral resources and conversion of mineral resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.
Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of mineral resource.

A mineral resource that is classified as "inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.
There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company’s Annual Information Form, financial statements and related MD&A for the periods ended December 31, 2019 and March 31, 2020 and other disclosures of "Risk Factors" by the Company and its predecessors, which are filed with the securities regulatory authorities in certain provinces in Canada and available on SEDAR. Although the Company has attempted to identify key factors that could cause actual results to differ materially, there may be other factors that cause unanticipated and unintended results. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.
Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates
All resource and reserve estimates included in this news release or documents referenced in this news release have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with NI 43-101 and the CIM Standards. These definitions differ materially from the definitions in SEC Industry Guide 7 ("SEC Industry Guide 7") under the United States Securities Act of 1933, as amended, and the Exchange Act.

In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the U.S. Securities and Exchange Commission (the "SEC"). Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in very limited circumstances. Investors are cautioned not to assume that all or any part of a mineral resource exists, will ever be converted into a mineral reserve or is or will ever be economically or legally mineable or recovered.

FOR FURTHER INFORMATION PLEASE CONTACT
Anthony Makuch, President, Chief Executive Officer & Director
Phone: +1 416-840-7884
E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884
E-mail: mutting@kl.gold

Table 1:
Drill Assay Intercepts for the Swan Fault, Curie Fault, Curie Hangingwall Fault, Curie Footwall Fault, Herschel Fault, Cygnet Fault, Cygnet Hangingwall Splay, Cygnet Footwall Splay and Harrier Base Fault at Fosterville Gold Mine.

(The results are later than those used for the December 31, 2019 Mineral Resources and Mineral Reserves update of The Fosterville Gold Mine)

Hole ID	From (m)	To (m)	Downhole Interval (m)	Estimated True Width (m)	Gold Grade (g/t Au)	Geological Structure
Swan Fault Mineralization
UDE285	654.6	657.5	2.9	1.9	2.9	Swan Fault
UDH3167(1)	74.35	81.7	7.35	7.0	976	Swan Fault
Including(1)	74.75	76	1.25	1.2	5,710	Swan Fault
UDH3168(1)	87.45	91.9	4.45	4.0	99.2	Swan Fault
Including(1)	89.35	89.65	0.3	0.3	1,270	Swan Fault
UDH3169(1)	82.6	90.7	8.1	7.3	222	Swan Fault
Including(1)	83.1	84.1	1.0	0.9	1,684	Swan Fault
UDH3185(1)	135	141.45	6.45	4.1	50.9	Swan Fault
Including(1)	140.25	140.75	0.5	0.3	546	Swan Fault
UDH3267(1)	108	113.8	5.8	5.3	53.0	Swan Fault
Including(1)	111.35	111.65	0.3	0.3	890	Swan Fault
UDH3269(1)	101.2	113.05	11.85	10.7	55.1	Swan Fault
Including(1)	111.3	111.65	0.35	0.3	1,520	Swan Fault
UDH3271	102.9	119.35	16.45	14.3	9.1	Swan Fault
UDH3272(1)	107	117.3	10.3	9.3	157	Swan Fault
Including(1)	107.7	109.1	1.4	1.3	1,122	Swan Fault
UDH3274(1)	115.9	119	3.1	2.7	31.4	Swan Fault
Including(1)	117.8	118.15	0.35	0.3	243	Swan Fault
UDH3276(1)	106.5	110.2	3.7	3.6	551	Swan Fault
Including(1)	107.85	108.25	0.4	0.4	5,010	Swan Fault
UDH3278(1)	116.2	123.7	7.5	6.8	67.6	Swan Fault
Including(1)	116.5	117.4	0.9	0.8	479	Swan Fault
UDH3279(1)	125.15	129.55	4.4	3.7	35.5	Swan Fault
Including(1)	125.45	125.75	0.3	0.3	374	Swan Fault
UDH3280(1)	110.2	121.8	11.6	10.9	28.9	Swan Fault
Including(1)	116.8	117.3	0.5	0.5	425	Swan Fault
UDH3281(1)	116.4	126.86	10.46	10.0	17.3	Swan Fault
Including(1)	122.5	122.9	0.4	0.4	123	Swan Fault
UDH3282(1)	132.1	141.15	9.05	5.8	9.5	Swan Fault
UDH3283	107.1	120.75	13.65	12.5	16.7	Swan Fault
Including	112.3	113	0.7	0.6	122	Swan Fault
UDH3284	102.5	116.9	14.4	14.1	7.4	Swan Fault
UDH3320	113.4	118.05	4.65	3.8	12.8	Swan Fault
UDH3322	124.7	127.95	3.25	2.8	28.3	Swan Fault
UDH3324	124.8	130.7	5.9	4.8	7.3	Swan Fault
UDH3326(1)	122.8	124.6	1.8	1.6	228	Swan Fault
Including(1)	123.7	124	0.3	0.3	1,310	Swan Fault
UDH3328	136.7	137.1	0.4	0.3	3.9	Swan Fault
UDH3332	134.5	136.7	2.2	2.0	21.5	Swan Fault

UDH3334	142.75	144.7	1.95	1.3	17.3	Swan Fault
UDH3360(1)	115.05	124.2	9.15	8.6	156	Swan Fault
Including(1)	115.05	116.7	1.65	1.6	307	Swan Fault
UDH3361(1)	104.7	116.55	11.85	10.3	68.9	Swan Fault
Including(1)	109.2	110.5	1.3	1.1	530	Swan Fault
UDH3362(1)	110.7	125.05	14.35	10.2	54.6	Swan Fault
Including(1)	112.9	114	1.1	0.8	581	Swan Fault
UDH3364(1)	98.85	115.1	16.25	15.3	18.2	Swan Fault
Including(1)	106.8	107.85	1.05	1.0	200	Swan Fault
UDH3365(1)	99.4	113.3	13.9	11.3	40.8	Swan Fault
Including(1)	108.1	109	0.9	0.7	515	Swan Fault
UDH3367(1)	103	114.1	11.1	10.1	13.9	Swan Fault
Including(1)	104.9	105.6	0.7	0.6	114	Swan Fault
UDH3384(1)	76.1	83.05	6.95	6.5	70.0	Swan Fault
Including(1)	79.5	79.95	0.45	0.4	870	Swan Fault
UDH3385(1)	79.3	87.25	7.95	7.5	13.8	Swan Fault
UDH3386(1)	71.7	74.4	2.7	2.7	63.7	Swan Fault
Including(1)	71.7	72.1	0.4	0.4	351	Swan Fault
UDH3387	84.4	90.5	6.1	5.3	7.6	Swan Fault
UDH3389(1)	65.5	72.15	6.65	5.8	94.2	Swan Fault
Including(1)	70.35	71.85	1.5	1.3	400	Swan Fault
UDH3390(1)	75.3	81.1	5.8	5.7	89.6	Swan Fault
Including(1)	78.75	79.65	0.9	0.9	518	Swan Fault
UDH3391(1)	74.7	85.45	10.75	10.8	9.6	Swan Fault
UDH3392(1)	81.8	88.6	6.8	5.6	416	Swan Fault
Including(1)	86.4	87.2	0.8	0.7	3,510	Swan Fault
UDH3393	87.4	92	4.6	4.6	11.9	Swan Fault
UDH3405(1)	125.6	131.95	6.35	5.8	933	Swan Fault
Including(1)	127.65	128.6	0.95	0.9	6,202	Swan Fault
UDH3406(1)	122.75	128	5.25	3.7	55.3	Swan Fault
Including(1)	123.9	124.4	0.5	0.4	296	Swan Fault
And(1)	125.5	126	0.5	0.4	251	Swan Fault
UDH3407	115	119	4.0	2.8	2.7	Swan Fault
UDH3408(1)	108.45	114.3	5.85	5.8	74.2	Swan Fault
Including(1)	109	109.3	0.3	0.3	1,080	Swan Fault
Curie Fault Mineralization
RHD327	450.20	453.50	3.3	3.2	7.3	Curie Fault
RHD355	760.95	764.50	3.55	2.9	30.8	Curie Fault
RHD357	1,500.35	1,500.85	0.5	0.5	5.2	Curie Fault
RHD358	744.90	748.85	3.95	3.0	1.4	Curie Fault
RHD360	671.50	674.85	3.35	3.1	0.4	Curie Fault
RHD361	716.05	718.35	2.3	1.7	0.8	Curie Fault
RHD362	368.40	370.50	2.1	2.0	0.1	Curie Fault
RHD364	754.45	759.85	5.4	4.7	4.5	Curie Fault
RHD365	780.90	785.50	4.6	3.7	9.6	Curie Fault
Including	782.10	782.60	0.5	0.4	19.9	Curie Fault

RHD366A	825.30	826.70	1.4	1.2	1.4	Curie Fault
RHD366D	873.70	874.40	0.7	0.6	4.7	Curie Fault
RHD367	755.85	760.00	4.15	3.3	3.3	Curie Fault
RHD369	796.05	797.15	1.1	1.0	0.5	Curie Fault
RHD374	1,252.30	1,253.90	1.6	1.6	10.6	Curie Fault
RHD375	771.60	774.00	2.4	1.6	10.8	Curie Fault
RHD376	1,107.90	1,113.15	5.25	4.6	2.5	Curie Fault
RHD378	844.25	849.35	5.1	3.6	2.4	Curie Fault
RHD379	795.90	803.75	7.85	7.6	1.8	Curie Fault
RHD386	822.70	827.10	4.4	2.8	4.3	Curie Fault
RHD387B	804.35	808.00	3.65	2.8	7.7	Curie Fault
RHD392	862.55	864.35	1.8	1.2	2.8	Curie Fault
RHD394	745.85	747.10	1.25	0.9	0.7	Curie Fault
RHD395	1,181.15	1,183.75	2.6	2.0	2.9	Curie Fault
RHD397	773.50	775.20	1.7	1.6	4.5	Curie Fault
RHD398	803.20	807.45	4.25	3.4	0.9	Curie Fault
RHD398A	834.25	835.20	0.95	0.8	1.1	Curie Fault
RHD400	823.40	835.60	12.2	7.6	2.2	Curie Fault
RHD400A	816.25	820.20	3.95	2.5	2.0	Curie Fault
And	828.25	846.00	17.75	11.7	5.0	Curie Fault
RHD402	715.45	717.20	1.75	1.5	8.2	Curie Fault
RHD402B	681.65	684.50	2.85	2.6	5.3	Curie Fault
RHD408	756.10	760.65	4.55	3.8	4.3	Curie Fault
RHD413 (1)	Visible-gold observed at 114m downhole. Results pending
Curie Hangingwall Fault
RHD411A (1)	Visible-gold observed at 829m downhole. Results pending
Herschel Fault Mineralization
RHD408(1)	309.20	313.55	4.35	3.2	68.1	Herschel Fault
Including(1)	309.60	309.95	0.35	0.3	747	Herschel Fault
Cygnet Fault Mineralization
UDE279	259.70	265.65	5.95	5.6	6.1	Cygnet
UDE283	343.25	343.55	0.3	0.2	11.4	Cygnet
UDE284	350.70	352.60	1.9	1.4	2.6	Cygnet
UDH3196	404.10	406.20	2.1	2.1	12.7	Cygnet
UDH3204A	375.95	378.30	2.35	2.0	5.6	Cygnet
UDH3205	378.75	383.30	4.55	3.7	5.4	Cygnet
UDH3206	296.80	306.50	9.7	8.0	5.4	Cygnet
UDH3207A	271.10	274.00	2.9	2.9	10.8	Cygnet
UDH3208	410.50	410.80	0.3	0.2	1.9	Cygnet
UDH3398	288.30	294.90	6.6	5.9	13.6	Cygnet
UDH3399	274.15	274.45	0.3	0.3	0.1	Cygnet
UDH3402	268.40	270.40	2.3	2.2	13.1	Cygnet
UDH3404	308.70	310.20	1.5	1.2	5.7	Cygnet
UDH3414	364.40	367.75	3.35	3.1	6.4	Cygnet
UDH3415	371.40	372.10	0.7	0.7	0.1	Cygnet
UDH3417A	351.20	354.30	3.1	2.0	9.4	Cygnet

UDH3441	378.90	381.60	2.7	2.6	5.6	Cygnet
UDH3479	215.30	215.70	0.4	0.4	0.7	Cygnet
UDH3480	222.20	222.70	0.5	0.2	2.0	Cygnet
UDH3482	226.00	227.25	1.25	1.1	4.2	Cygnet
UDH3484	260.20	265.80	5.6	5.1	5.0	Cygnet
UDH3485	284.05	288.90	4.85	4.2	8.1	Cygnet
UDH3486	243.00	243.40	0.4	0.4	0.6	Cygnet
UDH3492	48.00	56.50	8.5	5.7	11.0	Cygnet
Cygnet Hangingwall Splay Mineralization
UDH3482	208.25	210.45	2.2	1.9	36.6	Cygnet Hangingwall Splay
Including	208.25	208.60	0.35	0.3	168.0	Cygnet Hangingwall Splay
Cygnet Footwall Splay Mineralization
UDE281	336.50	337.20	0.7	0.6	2.4	Cygnet Footwall Splay
UDH3206	343.55	347.80	4.25	4.1	4.2	Cygnet Footwall Splay
UDH3207A	283.80	285.20	1.4	1.4	6.9	Cygnet Footwall Splay
UDH3162	329.35	330.90	1.55	1.3	3.6	Cygnet Footwall Splay
UDH3400	280.40	280.90	0.5	0.5	0.0	Cygnet Footwall Splay
UDH3401	273.80	274.10	0.3	0.3	12.1	Cygnet Footwall Splay
UDH3485	316.10	319.40	3.3	2.1	3.3	Cygnet Footwall Splay
Harrier Base Fault Mineralization
UDE214	244.60	247.30	2.7	1.8	2.7	Harrier Base
UDE222	262.30	264.10	1.8	1.7	0.5	Harrier Base
UDE239	382.85	387.30	4.45	3.9	8.1	Harrier Base
UDE268	408.50	409.80	1.3	0.8	6.0	Harrier Base
UDE292	385.00	388.60	3.6	3.4	2.3	Harrier Base
UDE295	387.25	390.00	2.75	2.5	2.6	Harrier Base
UDE298	395.25	396.05	0.8	0.7	4.7	Harrier Base
UDE300	260.30	264.20	3.9	3.1	6.7	Harrier Base
UDE301	287.60	298.00	10.4	6.0	2.0	Harrier Base
UDE302A	310.65	311.75	1.1	0.6	0.0	Harrier Base
UDE308	521.00	521.70	0.7	0.5	3.9	Harrier Base
UDE310	458.60	459.20	0.6	0.6	7.6	Harrier Base
UDE316	476.70	477.65	0.95	0.8	4.5	Harrier Base
UDE320	440.40	443.65	3.25	1.4	4.0	Harrier Base
UDE321	465.00	465.90	0.9	0.8	4.0	Harrier Base
UDE325	489.30	491.00	1.7	1.6	3.8	Harrier Base
UDE329	555.95	563.45	7.5	5.8	0.3	Harrier Base
UDE339A	409.70	411.85	2.15	2.0	2.6	Harrier Base
UDH3000	214.90	216.00	1.1	1.0	3.1	Harrier Base
UDH3001	202.60	208.00	5.4	5.4	4.0	Harrier Base
UDH3002	207.45	207.80	0.35	0.3	2.0	Harrier Base
UDH3003	217.90	218.35	0.45	0.4	11.7	Harrier Base
UDH3004	210.80	214.00	3.2	3.2	6.2	Harrier Base
UDH3005	219.00	219.60	0.6	0.6	7.1	Harrier Base
UDH3006	226.75	228.75	2.0	1.9	8.4	Harrier Base
UDH3007	215.30	216.40	1.1	0.8	5.4	Harrier Base

UDH3029	230.45	232.60	2.15	2.1	11.6	Harrier Base
UDH3042	233.25	233.80	0.55	0.5	2.9	Harrier Base
UDH3043	245.90	247.10	1.2	1.1	3.8	Harrier Base
UDH3045	230.50	236.40	5.9	5.5	20.9	Harrier Base
Including	232.20	232.50	0.3	0.3	295	Harrier Base
UDH3046	248.45	249.50	1.05	1.0	3.2	Harrier Base
UDH3048	234.25	234.80	0.55	0.5	3.5	Harrier Base
UDH3050	244.00	244.95	0.95	0.9	6.2	Harrier Base
UDH3052	238.85	240.60	1.75	1.7	5.0	Harrier Base
UDH3053	243.55	244.00	0.45	0.4	2.5	Harrier Base
UDH3474	245.70	246.10	0.4	0.4	3.5	Harrier Base
UDH3474A	250.70	255.00	4.3	3.7	22.8	Harrier Base
UDH3488	222.50	223.40	0.9	0.9	0.6	Harrier Base
UDH3489	222.90	228.35	5.45	4.1	4.4	Harrier Base
UDH3490	253.25	254.20	0.95	0.7	4.5	Harrier Base
UDH3491	246.45	246.80	0.35	0.3	3.9	Harrier Base
UDH3494	241.25	249.10	7.85	7.6	3.8	Harrier Base
UDH3495	256.60	260.80	4.2	4.2	5.6	Harrier Base
UDH3496	260.70	266.35	5.65	5.7	4.1	Harrier Base
UDH3497	289.50	293.30	3.8	3.8	24.5	Harrier Base
UDH3498	253.10	256.85	3.75	3.7	12.0	Harrier Base
UDH3499	272.85	279.70	6.85	6.8	5.2	Harrier Base
UDH3500	268.95	269.61	0.66	0.6	6.4	Harrier Base
UDH3510	237.50	246.90	9.4	9.3	8.3	Harrier Base
UDH3512	254.08	254.23	0.15	0.15	18.5	Harrier Base
Notes:
(1) - Visible-gold observed in drill intercept.
Swan drill intercepts greater than 1,000 Gram-Meter (gold grade x estimated true width) are shown in bold text; Non-Swan drill intercepts greater than 15 Gram-Meter are shown in bold text.

Figure 1. Fosterville Location Map

MIN5404
'D'
Sharkey's
Woolshed
Farley's
Robbin's Hill
CAMPASPE ROAD
276,000 mE
278,000 mE
12,000mN
AXEDALE-GOORNONG ROAD
Robbin's Hill
5,938,000 mN
Rehe's
O'Dwyer's North
O'Dwyer's East
O'Dwyer's Central
O'Dwyer's South
Hunt's
'B'
'C'
10,000mN
Planned Robbin's Hill Decline
Fosterville
5,936,000 mN
O'Dwyer's Fault Zone
O'Donnell's Line of Reef
Falcon Development
Falcon
HUNTLY-FOSTERVILLE ROAD
8,000mN
Redesdale Fault (Geophysical Interpretation)
Fosterville Fault Zone
5,934,000 mN
Line of Longitudinal Projection
4,000mE
Lower Phoenix (Swan, Cygnet)
RIVER ROAD
6,000mN
5,932,000 mN
MIN006267
Harrier
Daley's Hill
4,000mN
'A'

Australia
Map Area
LEGEND
3D SEISMIC
Survey Area
RESOURCE GRADE SHELLS
Indicated
>3.0 g/t Au
Inferred
> 3.0 g/t Au
MINING & MINERAL RESERVE
Mined open pit
Mined Development
Reserve Stopes
Planned Development
(Mineral Resources & Reserves as at December 31, 2019)
(Mining as at June 30, 2020)
TENEMENTS
Mining Licence
Mining Licence Application
Road
N
0
1
kilometers
Map Projection: MGA94 Zone 55
with Fosterville Mine Grid

KIRKLAND LAKE GOLD

FOSTERVILLE GOLD MINE LOCATION PLAN

July 2020

Figure 2. Longitudinal Project of Fosterville Gold Mine

South
North
'A'
'B'
'C'
'D'
FOSTERVILLE FAULT ZONE
O'DWYERS FAULT ZONE
Daley's Hill
John's
Harrier
Ellesmere
Falcon
Fosterville
O'Dwyer's
Robbin's Hill
5,000 mRL
4,000 mRL
3,000 mRL
HARRIER DECLINE
CENTRAL DECLINE
PHOENIX DECLINE
Planned Robbin's Hill Decline
Lower Phoenix North
Robbin's Hill
Swan
Harrier
See Figure 3
See Figure 9
See Figure 5
Cygnet
Lower Phoenix South
See Figure 7
View looking to West
0
1,000
meters
5,000 mN
7,000 mN
9,000 mN
11,000 mN
13,000 mN
Fosterville Mine Grid
MINING & MINERAL RESERVE
Mined Open Pits
Mined Stopes
Mined Development
Reserve Stopes
Planned Development
(Mineral Reserves as at December 31, 2019)
(Mining as at June 30, 2020)
RESOURCE GRADE SHELLS
Indicated
Inferred
> 3.0 g/t Au
> 1.5 g/t Au
> 3.0 g/t Au
> 1.5 g/t Au
(Mineral Resources as at December 31, 2019)

KIRKLAND LAKE GOLD

Longitudinal Projection of Fosterville Gold Mine
MINED, PLANNED & PROPOSED DEVELOPMENT

July 2020

Figure 3. Longitudinal Project of Swan Reserve Mineralization

South
North
UDH3385
UDH3360
156 (8.6m)
incl. 307 (1.6m)
UDH3384
UDH3362
UDH3361
UDH3167
976 (7.0m)
incl. 5,710 (1.2m)
4,000 mRL
4,000 mRL
UDH3168
UDH3169
222 (7.3m)
incl. 1,684 (0.9m)
UDH3364
UDH3387
UDH3389
UDH3386
UDH3367
UDH3408
UDH3365
UDH3405
933 (5.8m)
incl. 6,202 (0.9m)
Intersection of Swan Fault with Swan Footwall Splay
UDH3407
UDH3406
UDH3390
UDH3278
UDH3267
UDH3391
UDH3272
157 (9.3m)
incl. 1,122 (1.3m)
UDH3393
UDH3279
UDH3280
UDH3269
UDH3281
UDH3283
UDH3284
UDH3392
416 (5.6m)
incl. 3,510 (0.7m)
UDH3271
UDH3276
551 (3.6m)
incl. 5,010 (0.4m)
3,950 mRL
3,950 mRL
UDH3282
Swan
View looking to West
0
20
meters
Fosterville Mine Grid
6,300 mN
6,350 mN
UDH3274
UDH3320
MINING
Mined Development
Reserve Stopes
RESOURCE GRADE SHELLS
Indicated
> 3 g/t Au
Inferred
> 3 g/t Au
LEGEND
Zone of Swan High Grade Mineralization
DRILL INTERCEPTS
(Colored by Gram-Meter*)
> 5,000
1,000 to 5,000
500 to 1,000
100 to 500
15 to 100
0 to 15
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >1,000 Gram-Meter*)
* Gram-Meter = Grade x Estimated True Width
Visible-gold highlighted in yellow
Previously reported results not labelled
(Mineral Resources & Reserves as at December 31, 2019)
(Mining as at June 30, 2020)
KL KIRKLAND LAKE GOLD

Longitudinal Projection of Swan Reserve Mineralization, Fosterville Gold Mine

July 2020

Figure 4. Robbins Hill Location Plan

MIN5404
276,000 mE
278,000 mE
5,938,000 mN
5,936,000 mN
Australia
Map Area
'D'
'E'
'F'
'C'
Sharkey's
Woolshed
Farley's
Robbin's Hill
Robbin's Hill
Rehe's
O'Dwyer's North
O'Dwyer's East
O'Dwyer's Central
O'Dwyer's South
Hunt's
Fosterville
Falcon
Falcon Development
Fosterville Fault Zone
Herschel Fault
Curie Fault
Line of Longitudinal Projection
Planned Robbin's Hill Decline
O'Donnell's Line of Reef
Redesdale Fault (Geophysical Interpretation)
GOORNONG-FOSTERVILLE ROAD
CAMPASPE ROAD
W24 TRACK
AXEDALE-GOORNONG ROAD
FOSTERVILLE NORTH ROAD
MCCORMICKS ROAD
MURPHYS ROAD
HUNTLY-FOSTERVILLE ROAD
BACKHAUS LANE
SUGARLOAF
N
0
1
kilometers
Map Projection: MGA94 Zone 55

MINING

- Mined open pit
- Mined Development
- Reserve Stopes

3D SEISMIC

- Survey Area

TENEMENTS

- Mining Licence

CURIE RESOURCE GRADE SHELLS

Indicated

- > 3.0 g/t Au

Inferred

- > 3.0 g/t Au

(Mineral Resources & Reserves as at December 31, 2019
Mining as at June 31, 2020)

KIRKLAND LAKE GOLD

FOSTERVILLE GOLD MINE

ROBBIN'S HILL LOCATION PLAN

July 2020

Figure 5. Robbin’s Hill: Longitudinal Projection of Cure Mineralization

South
'C'
North
'D'
Current Topography
Robbin's Hill Mined Pit
Line of Cross Section 'E'-'F'
5,000 mRL
4,500 mRL
4,000 mRL
Planned Development
RHD362
RHD327
7.3 (3.2m)
RHD394
RHD360
RHD361
RHD402B
RHD402
RHD358
RHD367
RHD408
4.3 (3.8m)
RHD351
RHD398
RHD375
RHD364
4.5 (4.7m)
RHD397
RHD398A
RHD379
RHD369
RHD411A
On Fault, hangingwall to Curie Fault
RHD387B
7.7 (2.8m)
RHD370
RHD366A
RHD366D
RHD365
9.6 (3.7m)
incl. 19.9 (0.4m)
RHD376
RHD386
RHD378
RHD392
RHD355
30.8 (2.9m)
RHD395
RHD357
RHD374
10.6 (1.6m)
RHD400
2.2 (7.6m)
Exploration Potential
RHD413
RHD400A
2.0 (2.5m)
and 5.0 (11.7m)
View looking to West
0
500
meters
Fostervile Mine Grid
11,500 mN
12,000 mN
12,500 mN
RESOURCE GRADE SHELLS
Indicated
> 3 g/t Au
Inferred
> 3 g/t Au
MINING & MINERAL RESERVE
Mined Open Pits
Reserve Stopes
Planned Development
(Mineral Resources and Reserves as at December 31, 2019
Mineralization
Curie
Target Area
DRILL INTERCEPTS
(Colored by Gram-Meter*)
>30
15 to 30
5 to 15
0 to 5
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >15 Gram-Meter*)
* Gram-Meter = Grade x Estimated True Width
Visible-Gold occurrences, results pending
Previously reported results, December 10, 2019

Longitudinal Projection of Curie Mineralization at Robbin's Hill, Fosterville Gold Mine

July 2020

Figure 6. Robbin’s Hill Schematic Cross Section

West
'E'
East
'F'
Surface
5,000 mRL
4,500 mRL
HERSCHEL
SMITH
CURIE
RUBIN
FRANKLIN
View looking to North
0
200
meters
3,000 mE
3,500 mE
Fosterville Mine Grid

Key

Shale Units
- Andromeda
- Scorpious
- Orion
- Taurus

Intrusive Rocks
- Felsic Dyke (mineralized)

Mineralization
- Arsenopyrite - Pyrite
- Potential Visible-Gold

Bedding & Structures
- Bedding
- Fault
- Splay
- Anticline
- Syncline

KIRKLAND LAKE GOLD

FOSTERVILLE GOLD MINE

Robbin's Hill Area

Schematic Cross Section

July 2020

Figure 7. Longitudinal Projections of Cygnet and Cygnet Splay Fault Mineralization

South
North
5,500 mN
6,000 mN
6,500 mN
7,000 mN
4,000 mRL
3,500 mRL
UDH3492
11.0 (5.7m)
UDH3484
5.0 (5.1m)
UDH3207A
10.8 (2.9m)
UDH3399
UDH3400
UDH3401
UDH3486
UDH3480
UDH3479
UDH3402
13.1 (2.2m)
UDH3482
36.6 (1.9m)
incl. 168 (0.3m)
UDH3207A
UDH3196
12.7 (2.1m)
UDE284
UDE283
UDH3398
13.6 (5.9m)
UDH3208
UDH3204A
UDH3415
UDH3206
5.4 (8.0m)
UDH3414
6.4 (3.1m)
UDH3162
UDH3404
UDH3417A
9.4 (2.0m)
UDH3206
4.2 (4.1m)
UDH3441
UDE281
UDE279
6.1 (5.6m)
UDH3205
5.4 (3.7m)
UDH3485
8.2 (4.2m)
Exploration Potential
Exploration Potential
Cygnet Fault Zone
View looking to West
0
250
meters
Fosterville Mine Grid
MINING
Mined Development
Hangingwall to Cygnet Mineralization
RESOURCE GRADE SHELLS
Inferred
>3.0 g/t Au
(Mineral Resources as at December 31, 2019
Mine Development as at June 30, 2020)
MINERALIZATION
Cygnet
Target Areas
LEGEND
STRUCTURE
Cygnet
Cygnet Hangingwall Splay
Cygnet Footwall Splay
DRILL INTERCEPTS
(Colored by Gram-Meter*)
> 100
30 to 100
15 to 30
5 to 15
0 to 5
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for > 15 Gram-Meter*)
* Gram-Meter = Grade x Estimate True Width
Previously reported results are not labelled
KIRKLAND LAKE GOLD

Longitudinal Projection of Cygnet & Cygent Splay Fault Mineralization, Fosterville Gold Mine

July 2020

Figure 8. Phoenix Gold System Schematic Cross Section

West
East
View looking North
4,400 mRL
4,200 mRL
4,000 mRL
3,800 mRL
Tielen
Fosterville (Kestrel)
Thunderbird (Pegasus)
Allwood
Benu
Pelican
Pegasus East
Allwood East
Benu East
Phoenix Base
Kestrel
Pegasus
SWAN
SWAN FOOTWALL SPLAY
EAGLE
CYGNET
CYGNET
CYGNET FOOTWALL SPLAY
COB
1,400 mE
1,600 mE
0
100
meters
Fosterville Mine Grid

Key

Shale Units

- Kestrel Black Shale
- Benu Shale

Mineralization

- Visible Gold
- Sulfide Hosted Gold
- Phoenix Mineralized System

KIRKLAND LAKE GOLD

FOSTERVILLE GOLD MINE

Phoenix Gold System
Schematic Cross Section 6250mN

Bedding & Structures

- Fault
- Bedding Parallel Fault
- Interpreted Fault Zone
- Bedding Form Lines
- Anticline
- Syncline

July 2020

Figure 9. Long Projection of Harrier Mineralization

South
North
UDH3001
4.0 (5.4m)
UDH3029
11.6 (2.1m)
UDH3474A
22.8 (3.7m)
UDH3045
20.9 (5.5m)
incl. 295 (0.3m)
UDH3474
UDE214
UDH3042
UDH3000
UDE222
UDH3043
UDH3002
4,250 mRL
4,250 mRL
UDH3053
UDH3003
UDH3004
6.2 (3.2m)
UDH3050
UDH3005
UDH3007
UDH3006
8.4 (1.9m)
UDH3052
UDH3488
UDH3489
4.4 (4.1m)
UDH3048
UDH3512
UDH3490
UDH3046
UDH3500
UDH3495
5.6 (4.2m)
UDH3491
UDH3510
8.3 (9.3m)
UDH3496
4.1 (5.7m)
UDE301
UDH3494
3.8 (7.6m)
UDE298
UDH3498
12.0 (3.7m)
UDE316
UDE292
UDH3497
24.5 (3.8m)
UDE300
6.7 (3.1m)
UDH3499
5.2 (6.8m)
UDE339A
UDE295
4,000 mRL
4,000 mRL
UDE239
8.1 (3.9m)
UDE310
UDE320
UDE268
UDE325
UDE321
UDE308
UDE329
View looking to West
0
200
meters
Line of Cross Section
4450mN
4,250 mN
4,500 m
4,750 mN
5,000 mN
Fosterville Mine Grid
MINING
Mined Development
Mined Stopes
Reserve Stopes
Planned Development
(Mineral Resources and Reserves as at December 31, 2019
Mining as at June 30, 2020)
RESOURCE GRADE SHELLS
Indicated
Inferred
> 3.0 g/t Au
>3.0g/t Au
Legend
Target Areas
KL
KIRKLAND LAKE GOLD
DRILL INTERCEPTS
(Colored by Gram-Meter*)
> 100
30 to 100
15 to 30
5 to 15
0 to 5
Hole Name
Grade (g/t Au) & (Estimated True Width) (m)
(Shown for >15 Gram-Meter*)
*Gram-Meter = Grade x Estimated True Width
Visible-gold highlighted in yellow

Longitudinal Projection of Harrier Mineralization, Fosterville Gold Mine

July 2020

Figure 10. Harrier Schematic Cross Section

West
East
4,500 mRL
4,500 mRL
4,000 mRL
4,000 mRL
3,500 mRL
3,500 mRL
Osprey
HARRIER BASE FAULT
Tielen
FOSTERVILLE FAULT
Thunderbird
Allwood
Benu
Wagtail
Kestral East
Thunderbird East
Allwood East
Benu East
Kestral
Pegasus
Peregrine
Benu
1,500 mE
2,000 mE
Fosterville Mine Grid
View looking to north
0
250
meters

Key

Shale Units

- Harrier Shale
- Benu Shale
- Kestrel Black Shale

Mineralization

- Sulfide Mineralization
- Visible-Gold

Bedding & Structures

- Bedding Form
- Fault
- Anticline
- Syncline

KIRKLAND LAKE GOLD

FOSTERVILLE GOLD MINE

Harrier

Schematic Cross Section 4450mN

July 2020